Filed Pursuant to Rule 433
Registration No. 333-224523

BANK OF AMERICA CORPORATION

MEDIUM-TERM NOTES, SERIES N

$1,500,000,000

4.078% FIXED/FLOATING RATE SENIOR NOTES, DUE APRIL 2040

FINAL TERM SHEET

Dated April 17, 2019

Issuer:	Bank of America Corporation

Ratings of this Series:	A2 (Moody’s)/A- (S&P)/A+ (Fitch)

Title of the Series:	4.078% Fixed/Floating Rate Senior Notes, due April 2040 (the “Notes”)

Aggregate Principal Amount Initially Being Issued:	$1,500,000,000

Issue Price: Selling Agents’ Commission:	100% 0.75%

Net Proceeds to Issuer:	$1,488,750,000

Trade Date:	April 17, 2019

Settlement Date:	April 23, 2019

Maturity Date:	April 23, 2040

Ranking:	Senior

Minimum Denominations:	$2,000 and multiples of $1,000 in excess of $2,000

Fixed Rate Coupon:	4.078% payable semi-annually in arrears from, and including, the Settlement Date to, but excluding, April 23, 2039 (the “Fixed Rate Period”).

Floating Rate Coupon:	Base Rate plus 132 basis points, payable quarterly in arrears from, and including, April 23, 2039 to, but excluding, the Maturity Date (the “Floating Rate Period”).

Base Rate:	Three-Month U.S. dollar LIBOR (Reuters Page LIBOR01)

Interest Payment Dates and Interest Reset Dates during the Floating Rate Period:	During the Fixed Rate Period, April 23 and October 23 of each year, beginning October 23, 2019 and ending April 23, 2039, subject to following unadjusted business day convention. During the Floating Rate Period, each of July 23, 2039, October 23, 2039, January 23, 2040 and April 23, 2040, subject to adjustment in accordance with the modified following business day convention (adjusted). Each Interest Payment Date during the Floating Rate Period also will be an Interest Reset Date.

Day Count Fraction:	30/360 during the Fixed Rate Period, Actual/360 during the Floating Rate Period

Business Days:	New York/Charlotte during the Fixed Rate Period and New York/Charlotte/London during the Floating Rate Period

Treasury Benchmark:	30 year U.S. Treasury, due November 15, 2048

Treasury Yield:	2.978%

Treasury Benchmark Price:	107-24+

Spread to Treasury Benchmark:	110 bps

Reoffer Yield:	4.078%

Listing:	None

Lead Manager and Sole Book-Runner:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Senior Co-Managers:

ABN AMRO Securities (USA) LLC

ANZ Securities, Inc.

BANKIA SA

BB&T Capital Markets, a division of BB&T Securities, LLC

BBVA Securities Inc.

BNY Mellon Capital Markets, LLC

Capital One Securities, Inc.

Citizens Capital Markets, Inc.

Commonwealth Bank of Australia

Credit Agricole Securities (USA) Inc.

Danske Markets Inc.

HSBC Securities (USA) Inc.

ICBC Standard Bank Plc

ING Financial Markets LLC

KeyBanc Capital Markets Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

nabSecurities, LLC

Natixis Securities Americas LLC

NatWest Markets Securities Inc.

Nordea Bank ABP

Rabo Securities USA, Inc.

RB International Markets (USA) LLC

Santander Investment Securities Inc.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

UniCredit Capital Markets LLC

Westpac Capital Markets LLC

Junior Co-Managers:	Drexel Hamilton, LLC Great Pacific Securities Multi-Bank Securities, Inc. Siebert Cisneros Shank & Co., L.L.C.

CUSIP:	06051GHU6

ISIN:	US06051GHU67

Concurrent Offering:	$3,000,000,000 3.559% Fixed/Floating Rate Senior Notes, due April 2027 The settlement of the Notes is not contingent on the settlement of the concurrent offering.

Optional Redemption:	The Issuer may redeem the Notes at its option, (a) in whole, but not in part, on April 23, 2039, or (b) in whole at any time or in part from time to time, on or after March 23, 2040 and prior to Maturity Date, in each case upon at least 10 business days’ but not more than 60 calendar days’ prior written notice to holders of the Notes at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

In addition, the Issuer may redeem the Notes, at its option, in whole at any time or in part from time to time, on or after October 23, 2019 (or, if additional Notes are issued after April 23, 2019, beginning six months after the issue date of such additional Notes), and prior to April 23, 2039, upon at least 10 business days’ but not more than 60 calendar days’ prior written notice to the holders of the Notes, at a “make-whole” redemption price equal to the greater of:

(i) 100% of the principal amount of the Notes to be redeemed; or

(ii) as determined by the quotation agent described below, the sum of the present values of the scheduled payments of principal and interest on the Notes to be redeemed, that would have been payable from the redemption date to April 23, 2039, not including interest accrued to, but excluding, the redemption date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 20 basis points, plus, in either case of (i) or (ii) above, accrued and unpaid interest, if any, on the principal amount of the Notes being redeemed to, but excluding, the applicable redemption date.

Notwithstanding the foregoing, any interest on Notes being redeemed that is due and payable on an Interest Payment Date falling on or prior to a redemption date for such Notes will be payable on such Interest Payment Date to holders of such Notes being redeemed as of the close of business on the relevant record date according to the terms of the Notes and the Senior Indenture.

“treasury rate” means, with respect to any redemption date, the rate per annum equal to: (1) the yield, under the heading that represents the average for the week immediately prior to the calculation date, appearing in the most recently published statistical release appearing on the website of the Board of Governors of the Federal Reserve System or in another recognized electronic source, in each case, as determined by the quotation agent in its sole discretion, and that establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity, for the maturity corresponding to the applicable comparable treasury issue; provided that, if no maturity is within three months before or after April 23, 2039, yields for the two published maturities most closely corresponding to the applicable comparable treasury issue will be determined and the treasury rate will be interpolated or extrapolated from those yields on a straight-line basis, rounding to the nearest month; or (2) if such release (or any successor release) is not published during the week immediately prior to the calculation date or does not contain such yields, the semi-annual equivalent yield to maturity or interpolated maturity (on a day-count basis) of the comparable treasury issue, calculated using a price for the applicable comparable treasury issue (expressed as a percentage of its principal amount) equal to the related comparable treasury price for such redemption date.

The treasury rate will be calculated by the quotation agent on the third business day preceding the applicable redemption date of the Notes.

In determining the treasury rate, the below terms will have the following meaning:

“comparable treasury issue” means, with respect to any redemption date, the U.S. Treasury security or securities selected by the quotation agent as having an actual or interpolated (on a day-count basis) maturity comparable to the remaining term of the Notes to be redeemed, as if such Notes matured on April 23, 2039, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes as if such Notes matured on April 23, 2039.

“comparable treasury price” means, with respect to any redemption date, (1) the average of the reference treasury dealer quotations for such redemption date, after excluding the highest and lowest reference treasury dealer quotations, provided that the quotation agent obtains five reference treasury dealer quotations, or (2) if the quotation agent obtains fewer than five such reference treasury dealer quotations, the average of all such quotations.

“quotation agent” means Merrill Lynch, Pierce, Fenner & Smith Incorporated, BofA Securities, Inc., or their respective successors, as selected by the Issuer, or, if that firm is unwilling or unable to select the comparable treasury issue, an investment bank of national standing appointed by the Issuer.

“reference treasury dealer” means (1) Merrill Lynch, Pierce, Fenner & Smith Incorporated, BofA Securities, Inc., or their respective successors, as selected by the Issuer, unless that firm ceases to be a primary U.S. government securities dealer in New York City (referred to in this term sheet as a “primary treasury dealer”), in which case the Issuer will substitute another primary treasury dealer and (2) four other primary treasury dealer(s) that the Issuer may select.

“reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the quotation agent, of the bid and asked prices for the applicable comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the quotation agent by such reference treasury dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

Unless the Issuer defaults on payment of the applicable redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date. If fewer than all of the Notes are to be redeemed, for so long as such notes are in book-entry only form, such Notes to be redeemed will be selected in accordance with the procedures of The Depository Trust Company.

Because Merrill Lynch, Pierce, Fenner & Smith Incorporated and BofA Securities, Inc. are, and any successor to Merrill Lynch, Pierce, Fenner & Smith Incorporated or BofA Securities, Inc. will be, an affiliate of the Issuer, the economic interests of Merrill Lynch, Pierce, Fenner & Smith Incorporated, BofA Securities, Inc. or the relevant successor to such firm may be adverse to your interests as a holder of the Notes subject to the Issuer’s redemption, including with respect to certain determinations and judgments it must make as quotation agent in the event that the Issuer redeems the Notes before their maturity pursuant to the “make-whole” optional redemption described above.

Bank of America Corporation (the “Issuer”) has filed a registration statement (including a prospectus supplement, and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bankofamerica.com or dg.prospectus_requests@baml.com.